333-7818

02032343

P.E. 4-30-02

APR 30 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 30, 2002

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of an English translation of a (i) Notice to the Shareholders regarding Payment of Interest on Equity Capital dated April 30, 2002, and (ii) Minutes of General and Special Meetings of the Company Jointly Held on April 30, 2002 and Drawn Up As Summary.

Notice to the Shareholders
Payment of Interest on Equity Capital

dated

April 30, 2002

CSN

CNPJ: 33.042.730/0001-04

NOTICE TO THE SHAREHOLDERS
PAYMENT OF INTEREST ON EQUITY CAPITAL

Acknowledging that the Shareholders Meeting of Companhia Siderúrgica Nacional, at the meeting held on 04/30/2002, approved the payment of R$90,000,000.00 (ninety million *Reais*) as interest on equity capital, we communicate to the Shareholders the following:

1 - Interest on Equity Capital and Income Tax

The Shareholders enrolled in the trustee institution, on 04/30/2002, are entitled to receive the Interest on Equity Capital at the rate of R$1,254718 per one-thousand-share lot, which, discounted the Income Tax Withheld at Source, calculated at the rate of 15%, pursuant to the provisions of § 2 of article 9 of Act No. 9.249/95, shall provide the net worth of R$1,066510 per one-thousand-share lot.

The exempt entities, protected by articles 12 and 15 of Act No. 9.532/97, that are covered by judicial order or final decision determining non-withholding and non-collection of the aforementioned tax, specifically about payment of interest on equity capital, shall present again to CSN, by **05/03/2002**: (i) a copy thereof, certified at the Notary of the respective Court; and (ii) a letter addressed to CSN, in which, the commitment is expressly assumed to: (a) inform, within 24 hours, about the awareness, possible reform or cancellation of the alluded order or decision; and (b) reimburse CSN for the tax and other charges that may eventually be required, arising out of the aforementioned payment, within three (3) days from the notification made by CSN.

2 - Instructions as to the Interest Credit

The Shareholders will have the values of the interest available, without monetary readjustment, on the date and at the places to be opportunely indicated by the Investor Relations Executive Officer.

Rio de Janeiro, April 30, 2002.

Antonio Mary Ulrich
Investor Relations Executive Officer

Minutes of General and Special Meetings
of the Company
Jointly Held on April 30, 2002
and Drawn Up As Summary

-----MINUTES OF GENERAL AND SPECIAL MEETINGS OF-----

-----------*COMPANHIA SIDERÚRGICA NACIONAL*-----------

-----------JOINTLY HELD ON APRIL 30, 2002-----------

-------------- AND DRAWN UP AS SUMMARY---------------

---

1. Date, Time and Place: April 30, 2002, at 10:00 a.m. at the company headquarters, at Rua Lauro Müller, 116, 36th floor, Botafogo, Rio de Janeiro. -----------------

---

2. Call: Announcements published in *Jornal do Commércio, Gazeta Mercantil* and in *Rio de Janeiro State Official Gazette,* on April 15, 18 and 23, 2002, and in *Jornal do Commercio* and *Gazeta Mercantil* on April 16, 2002. Said announcements are available at the meeting to the interested parties, and the reading and transcription thereof were hereby waived. ------------

---

3. Attendance: Shareholders representing more than 2/3 (two thirds) of the voting capital, as evidenced by the signatures appearing in the Shareholders' Attendance Book, as well as the representative of Arthur Andersen S/C, Mr. Amauri Fernandes, and the Chief Executive Officer, Maria Silvia Bastos Marques, the Executive Officer - Corporate Center and Investors'

Relations, Dr. Antonio Mary Ulrich and Operations Officer, Dr. Albano Chagas Vieira. -------------------

----

4. Chair: Under terms of Article 18, Item II of the Corporate By-Laws, the Chairman of the Board of Directors, Dr. Benjamin Steinbruch, presided over the meeting and invited Dr. Cláudia Silva Araújo de Azerêdo Santos to act as Secretary. -------------------------

----

Resolutions: **5.1 -** Unanimous approval for the Act be drawn up as summary and its publication be made waiving the signatures of Shareholders present, as provided for, respectively, in the Paragraphs 1 and 2 of Article 130 of Act 6.404/76. **5.2 -** Unanimously approved the waiver of reading of Financial Statements, of Management's Report and the Independent Auditors' Opinion, since those were already known by all shareholders present. The Management's Accounts, the Financial Statements and Management's Report referring to corporate year ended on December 31, 2001, published in *Jornal do Commercio, Gazeta Mercantil* and in *Rio de Janeiro State Official Gazette* on 03/27/2002 and 04/01/2002 were unanimously approved, with legal abstention by those impeded to vote and the shareholder José Teixeira de Oliveira expressing the general satisfaction for the performance of the Company and its Managers. **5.3 -** Unanimously approved the Management's motion for the destination of the Company's profit, in 2001, be in the sense to distribute the period net profit in the amount of R$ 296,040,477.44 (two hundred and ninety six million, forty thousand, four hundred and seventy seven Reais and forty four cents) adjusted by the formation of revaluation reserve, as follows: (i) R$14,802,023,87 (fourteen million, eight hundred and two thousand, twenty three Reais and eighty seven cents), corresponding to 5% of the period net profit, under terms of Article 193 of Act Number 6.404/76 for the legal reserve; (ii) Ratify the distribution approved by the Company Board of Directors on 06/08/2001, of R$ 130,000.000.00 (one hundred and thirty million Reais), by way of interest on own equity, corresponding to the gross amount of R$ 1,812370 per lot of thousand shares; (iii) Ratify the distribution approved by the Company Board of Directors on 04/12/2002, of R$ 50,000,000.00 (fifty million Reais) by way of interest on own equity, corresponding to R$ 0.697065 per lot of thousand shares; (iv) Distribute the amount of R$ 90,000,000.00 (ninety million Reais) by of interest on own equity, corresponding to the gross amount of R$ 1,254718 per lot of thousand shares, to be paid, with no currency indexation and within sixty days, on date and places to be designated by the Investors' Relations Officer; (v) It was proposed that the remaining balance be destined to the investment reserve so as to meet the projects mentioned in the Company Investment Budget. The above distributions are assigned at the dividends' value. **5.4** - Unanimously ratified the distribution approved by the Board of Directors on 06/08/2001 in the amount of R$ 706,065,000.00 (seven hundred and six million and sixty five thousand Reais) by way of dividends. **5.5** - Unanimously approved the Investment Budget to comply with provision in Art. 196 of Act No. 6.404/76 as amended by Act No. 10303/01. **5.6** - Unanimously approved the *caput* of Art. 13 of the Company By-Laws that goes into effect with the following wording: "Art. 13 - The Board of Directors is formed by 7 (seven) to 9 (nine) members, shareholders, elected by the Annual Meeting, with term of office of 1 (one) year, reelection permitted, one of them Chairman and another Deputy-Chairman." **5.7** - Unanimously approved the motion that the Board of Directors be formed by 9 (nine) members. Under provision of Art.13, Paragraph Two of the Corporate By-Laws, it was first elected Mr. **ANTONIO FRANCISCO DOS SANTOS**, Brazilian, married, business manager, holder of Identity Card IFP No. 1.307.360, enrolled at CPF/MF under number 112.375.706-20, residing and domiciled at Rua Artur Luiz Correa, 753, in the City of Volta Redonda, RJ, appointed by *Clube de Investimento CSN*. As a result of the request for multiple vote by the shareholder *Fundação Vale do Rio Doce de Seguridade Social - VALIA,* the following persons were elected, under Article 114 of Act No. 6.404/76: Messrs. **BENJAMIN STEINBRUCH**, Brazilian, married, industrialist, holder of Identity Card SSP/SP No. 3.627.815-4, enrolled at CPF/MF under number 618.266.778-87, residing and domiciled at Av. Morumbi, 1095, in the City of São Paulo, SP; **JACKS RABINOVICH**, Brazilian, married, industrialist, holder of Identity Card SSP/SP No. 1.179.678, enrolled at CPF/MF under number 011.495.638-34, residing and domiciled at Rua Prof. Arthur Ramos, 405, 14th floor, in the City of São Paulo, SP; **MAURO MOLCHANSKY**, Brazilian, married, economist, holder of Identity Card IFP/RJ No. 03.757.956-2, enrolled at CPF/MF under number 721.527.028-91, residing and domiciled at Rua Almirante Guilhem, 85, apt. 901, in the City of Rio de Janeiro, RJ; **EDMAR LISBOA BACHA**, Brazilian, married, economist, holder of Identity Card SS/RJ No. 02641842-6, enrolled at CPF/MF under number 095.698.717-68, residing and domiciled at Rua Sambaíba, 238, apt. 302, in the City of Rio de Janeiro, RJ; **PAULO GUILHERME AGUIAR CUNHA**, Brazilian, married, industrial engineer, holder of Identity Card SSP/SP No. 4.554.607, enrolled at CPF/MF under number 008.255.498-68, residing and domiciled at Rua Padre João Manoel, 493, apt.22, in the City of São Paulo, SP; **VAGNER LAERTE ARDEO**, Brazilian, married, engineer, holder of Identity Card CREA/RJ No. 84-1-06767-9, enrolled at CPF/MF under number 066.110.628-40, residing and domiciled at Rua Prefeito Dulcídio Cardoso, 420, in the City of Rio de Janeiro, RJ; **DIONÍSIO DIAS CARNEIRO NETTO**, Brazilian, legally separated, economist, holder of Identity Card IFP/RJ No. 1.887.610, enrolled at CPF/MF under number 060.011.061-34, residing and domiciled at Rua Sambaíba, 587, apt. 802, in the City of Rio de Janeiro, RJ; and **FÚLVIO VIEIRA FONSECA**, Brazilian, married, engineer, holder of Identity Card IFP/RJ No. 05.608.489-0, enrolled at CPF/MF under number 004.285.236-68, residing and domiciled at Av. Afrânio de Melo Franco, 42, apt. 901, in the City of Rio de Janeiro, RJ. Thus, the Company Board of Directors is formed by Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Edmar Lisboa Bacha, Paulo Guilherme Aguiar Cunha, Vagner Laerte Ardeo,

Dionísio Dias Carneiro Netto and Fúlvio Vieira Fonseca, all with Term of Office until the Annual Meeting of 2003. **5.8** - Approved, by majority of votes, with opposing votes only cast by the shareholders *F&C Emerging Markets Commingled Trust* and *State of Oregon*, the establishing of the aggregate annual compensation of the directors in the amount up to R$ 9,000,000.00 (nine million Reais), whose form of distribution will be defined by the Board of Directors. The shareholders consigned their votes of thanks to Dr. Onofre Perez Neto and Dr. Eduardo Duarte Prado for their great dedication and contribution to CSN, since the privatization of the Company in the capacity of Directors, members and friends. And since there was no further business, the meetings were adjourned for the time necessary to drawn up these Minutes. Once the meetings were resumed, these Minutes were read, found accordingly and signed by the Chairman, by the Secretary and by all Shareholders present. Rio de Janeiro, April 30, 2002. I hereby attest that this is a true copy of the original document, filed in proper book. --

(Signed) Cláudia de Azeredo Santos, Legal Officer. ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: April 30, 2002